UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”), pursuant to the provisions of CVM Instruction 358/02 and Article 157, § 4, of Law 6,404/76, announces to its shareholders and to the market in general that, in March 31st2016, 1,655 towers from Telefónica Brasil S.A. were sold to Towerco Latam Brasil Ltda., an indirect subsidiary of Telefónica S.A., for a total of R$ 760 million ("Transaction").

The Transaction secures the continuity of the provision of personal mobile service (PMS), in the sense that it also includes the lease of space in these infrastructures through a long-term contract, and establishes conditions for the expansion of the rented space.

The Transaction aims to optimize the allocation of the Company's capital, generating value to its shareholders.

Finally, the Company announces that it will timely release a new Notice to the Market in accordance with Annex 30 - XXXIII of CVM Instruction 480/2009, as amended.

The Investor Relations Office remains available to shareholders to clarify any issues related to the object of this Notice through the telephone number +55 11 3430-3687 or through the e-mail ir.br@telefonica.com.

 São Paulo, April 1st, 2016.

Amos Genish

Interim Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 1, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director